 STARFIELD RESOURCES INC. **NEWS**

# Starfield Announces Appointment of Philip Martin
# As Interim President & CEO

## *Donald Shaxon named Corporate Development Manager*

**Toronto, Ontario – November 29, 2011 – Starfield Resources Inc.** (TSX: SRU) ("Starfield", "the Company") today announced Philip S. Martin (B.Sc.Eng., MBA, P.Eng.) has been appointed President and CEO on an interim basis.  Mr. Martin is on the Board of Directors of Starfield and has served as a member of the Audit Committee.

Mr. Martin is a Professional Engineer with an MBA from Cranfield University, Bedfordshire, UK, and has extensive experience in finance and investment.  He has worked with Toronto Dominion Bank (corporate banking), Gordon Capital Corporation (equity analysis and investment banking) and First Associates Investment Inc. (investment banking).  He is currently a director of several mining and exploration companies listed in Canada and acts as a mining finance consultant.

In addition, Starfield is also pleased to announce the appointment of Donald Shaxon as Corporate Development Manager.  Mr. Shaxon is a valuable addition to the team, and will be responsible for Starfield's shareholder and media communications, as well as assisting Mr. Martin in marketing activities planned for the Company.  Mr. Shaxon has almost 20 years of experience in the fields of public relations, corporate communications and venture capital, particularly within the mining industry.

**About Starfield**
Starfield Resources Inc. is an advanced exploration and development stage company.  The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Superior Mine Project formerly referred to as the Moonlight copper project in California with two significant copper prospects, one of which has a historical copper resource; and one gold property in Nevada that is under option to another company.

Starfield has also funded the development of an innovative, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

**Forward-Looking Statements**
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend,"

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"believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

**For further information contact:**

| | | |
|---|---|---|
| Philip S. Martin | Greg Van Staveren | Don Shaxon |
| President and CEO | Chief Financial Officer | Investor Relations |
| 416-860-0400 ext. 222 | 416-860-0400 ext. 223 | 416-860-0400 |
| pmartin@starfieldres.com | gvanstaveren@starfieldres.com | dshaxon@starfieldres.com |

www.starfieldres.com

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120 Adelaide Street West, Suite 900, Toronto, Ontario, Canada  M5H 1T1